Exhibit 1

FOR IMMEDIATE RELEASE
October 27, 2004

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE, VICE CHAIRMAN, PRESIDENT & CEO, COMMUNITY TRUST BANCORP, INC. AT (606) 437-3294.

CHAIRMAN OF COMMUNITY TRUST BANCORP, INC. PLANS TO RETIRE ON DECEMBER 31, 2004

COMMUNITY TRUST BANCORP, INC., (NASDAQ-CTBI) DECLARES 10% STOCK DIVIDEND AND 5% INCREASE IN ITS CASH DIVIDEND

Burlin Coleman today announced his retirement as Chairman and member of the Boards of Directors of the Corporation and its wholly owned bank subsidiary effective December 31, 2004 in accordance with the Corporation’s retirement policy, which he fully supports. "I will be 76 years of age prior to our annual shareholders’ meeting in April 2005 and I appreciate the board’s previous waiver of the retirement age, but my decision is appropriate and right for the Corporation," said Coleman.

"My 55 years with Community Trust have been a great experience for which I will be eternally grateful. It's time for a new chapter in the life of our institution. I will retire with confidence in management and the board to lead it safely into the future and I will continue my full support of the Corporation in every way possible," said Coleman.

The Boards of Directors designated Jean R. Hale as Coleman’s successor effective with his retirement. Ms. Hale, who has been serving as Vice Chairman since April 2001, will continue as President and CEO of the Corporation.

The Corporation today announced the declaration of a 10% stock dividend to shareholders of record on December l, 2004. The dividend will be distributed on December 15, 2004. The Corporation also increased the cash dividend to $0.24 per share, which will be paid on January 1, 2005, to shareholders of record on December 15, 2004. This represents an increase of 15% in the quarterly cash dividend after adjusting for the stock dividend.

Community Trust Bancorp, Inc., with assets of $2.7 billion, is headquartered in Pikeville, Kentucky and has 71 banking locations across eastern, northern, central and south central Kentucky, 5 banking locations in southern West Virginia, 2 loan production offices in Kentucky, and 5 trust offices across Kentucky.